

September 15, 2010

Paul H. Sunu
Chairman and Chief Executive Officer
FairPoint Communications, Inc.
521 East Morehead Street, Suite 500
Charlotte, North Carolina 28202

> **Re:** **Form 10-Q for Quarterly Period Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-32408**

Dear Mr. Sunu:

We have reviewed your response letter dated August 26, 2010 and have the following comment.

Please respond to this letter within ten business days by confirming that you will amend your 10-Q for the quarter ended June 30, 2010 in accordance with our comment. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2010

Item 1. Financial Statements

1. We note your response to comment 1 in our letter dated August 31, 2010. Please further expand your added disclosure to address the reasons why the Bankruptcy Court's approval without the approval of the Vermont Board could have a material adverse effect on the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Jeffrey J. Pellegrino, Esq.